

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 5, 2007

Mr.Stephen Chazen
Chief Financial Officer
Occidental Petroleum Corporation
10889 Wilshire Blvd.,
Los Angeles, CA 90024

> **Re:** **Occidental Petroleum Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed February 27, 2007**
> **Response Letter Dated May 3, 2007**
> **File No. 1-09210**

Dear Mr. Chazen:

We have reviewed your response and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Engineering Comments

Business and Properties, page 3

Oil and Gas Segment, page 11

1. We have reviewed your response to comment one of our letter dated April 19, 2007. Item 102 of Regulation S-K requires the disclosure of proved oil and gas reserves, production and interest information on your principal fields. See the Instructions to Item 102 of Regulation S-K. Item 102 does not refer to large geographic locations such as the Permian Basin or Middle East/North Africa.

Please revise your document to provide the information required by Item 102 on your principal fields.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jim Murphy, Petroleum Engineer at (202) 551-3703, if you have questions regarding these comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief